UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1) 1

Community Financial Shares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20366P 10 0

(CUSIP Number)

March 28, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 5 pages

CUSIP NO. 20366P 10 0	13G/A

1	NAMES OF REPORTING PERSONS: Michael S. Burd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 300,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 300,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents 300,000 shares of Common Stock issuable upon conversion of shares of the Issuer’s Series C Convertible Noncumulative Perpetual Preferred Stock (“Series C Preferred Stock”).
(2)	Based on 6,043,688 shares of Common Stock issued and outstanding as of March 28, 2013, plus 300,000 shares of common stock issuable upon conversion of shares of Series C Preferred Stock.

2 of 5 pages

SCHEDULE 13G/A

Securities and Exchange Commission

Washington, DC 20549

Item 1	(a).	Name of Issuer: Community Financial Shares, Inc. (the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

357 Roosevelt Road
Glen Ellyn, Illinois 60137

Item 2	(a).	Name of Person Filing: Michael S. Burd

	(b).	Address of Principal Business Office, or, if None, Residence:

1557 E. Prairie Avenue
Wheaton, Illinois 60187

	(c).	Citizenship: United States of America

	(d).	Title of Class of Securities: Common Stock, par value $0.01 per share

	(e).	CUSIP Number: 20366P 10 1

Item 3.		Not applicable.

Item 4.		Ownership.

(a)	Amount beneficially owned:

The Reporting Person may be deemed to beneficially own 300,000 shares of Common Stock, which shares are issuable upon the conversion 3,000 shares of Series C Preferred Stock. Such shares are held in the Michael S. Burd Trust, dated July 21, 2010 (the “Trust”), a revocable trust, of which Mr. Burd serves as the sole trustee.

(b)	Percent of class:

The reported amount represents 4.7% of the outstanding shares of the Common Stock of the Issuer based on the Issuer’s outstanding shares of Common Stock after giving effect to the conversion of the Reporting Person’s shares of Series C Preferred Stock.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 300,000

3 of 5 pages

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 300,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2013	MICHAEL S. BURD

	By:	/s/ Michael S. Burd
Michael S. Burd

5 of 5 pages